FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Launches Next-Generation Sentinel RD Solid Streamer

PARIS, France – June 5 2012 – Sercel announced today the expansion of its marine seismic equipment offering with the launch of the Sentinel® RD, the latest generation of its Sentinel solid streamer. With over 4,000 km of streamers delivered to more than 60 seismic vessels worldwide since its introduction in 2005, Sentinel has become the system of choice for streamer seismic survey acquisition.

Fully compatible with Sercel’s Seal 428 and Sentinel, the Sentinel RD has a reduced diameter and a 15 % weight reduction, providing reduced cable drag and increased storage capacity onboard seismic vessels.

Sentinel and Sentinel RD are the perfect tools for marine seismic acquisition, as a result of their unmatched reliability and outstanding data quality at low frequency, allowing the application of advanced acquisition and processing techniques for more accurate interpretation and enhanced imaging of deep targets below complex overburdens.

Pascal Rouiller, CEO, Sercel, and Senior Executive Vice President, CGGVeritas said: “Offering the best signal-to-noise ratio, Sentinel is the most operationally efficient system available in the industry today. The new reduced-diameter design will further strengthen Sercel’s position in the marine acquisition market.”

Jean-Georges Malcor, CEO, CGGVeritas, said: “Sentinel RD can be deployed for a wider range of layout options including denser or longer configurations to meet growing demand for high-end marine seismic techniques such as broadband, high-density and long-offset acquisition. It is yet another example of the industry lead our equipment division consistently takes to develop innovative technology to meet evolving industry requirements.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:

Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 5th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP